May 18, 2015

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
Dean Suehiro, Senior Staff Accountant
Robert Shapiro, Staff Accountant
Justin Kisner, Attorney-Adviser

Re:	RetailMeNot, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-36005

Ladies and Gentlemen:

We are submitting this letter on behalf of RetailMeNot, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on April 9, 2015 and May 4, 2015 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (File No. 001-36005), which was filed with the Commission on February 25, 2015 (the “10-K”). This letter supplements the Company’s response filed with the Commission on April 24, 2015 (the “Prior Response Letter”).

This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in either the 10-K or the Company’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2015 (the “10-Q”), as indicated herein.

Division of Corporation Finance

United States Securities and Exchange Commission

May 18, 2015

Item 6. Selected Financial Data

Monthly Mobile Unique Visitors, page 53

1.	We note your response to comment 2. Since you will report the metric on a quarterly basis, please revise the title accordingly. In addition, expand your disclosure on page 53 to explain in more detail how you view such metric as “a key indicator of our brand awareness among consumers and usage of [y]our mobile solutions.” We note in your response to comment 4 that the metric is an indicator of “consumer engagement in the rapidly growing mobile space” and your response to comment 5 appears to indicate that consumer engagement does not necessarily result in revenues.

Response: The Company respectfully advises the Staff that in its next Quarterly Report on Form 10-Q, the Company will change the referenced title to “Mobile Unique Visitors.” The Company believes that the revised title is less cumbersome than average monthly mobile unique visitors and will be clear to investors when they read the definition of Mobile Unique Visitors. In response to the Staff’s request, the Company will, in future Annual Reports on Form 10-K, present disclosure regarding Mobile Unique Visitors by fiscal quarter for the most recent fiscal year.

With respect to the Staff’s request to explain in more detail how the Company views the Mobile Unique Visitor metric as a key indicator of brand awareness, the Company respectfully submits that it believes the identification of the metric as an indicator of the size of the Company’s mobile audience demonstrates brand awareness. Further, as disclosed in the 10-K and 10-Q, not all of the transactions attributable to the Company generate net revenues for the Company, so consumer engagement and net revenues are not necessarily linked in a linear manner, though the Company expects that increased brand awareness and consumer engagement will, in the long term, lead to increased net revenues.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

2.	We note your increasing strategic focus and efforts to enhance mobile monetization. We further note your response to comment 3. Please tell us in greater detail what consideration you gave to aligning desktop and tablet online revenues into one category, notwithstanding user experience. Please also tell us why tablet monetization is more closely aligned with desktops than with smart phones and other mobile devices.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, as described in the comment 3 of the Prior Response Letter, the Company believes tablet monetization and user experience are more closely aligned with desktops than smart phones and other mobile devices. The Company believes the reason tablet monetization is more closely aligned with desktops is that consumers use tablets interchangeably with desktops and the user experience for a tablet is more consistent with desktops than smart phones or other mobile devices. Given the investor focus on the Company’s mobile net revenues, strategy and results, the Company believes that it is important to provide investors with transparency and visibility into the Company’s mobile monetization. The Company also believes that inclusion of tablet with desktop revenues rather than mobile revenues furthers that transparency and visibility. Finally, the Company does not believe that a separate metric for tablet monetization would be useful to investors, given that net revenues associated with tablets are not now, and are not expected in the future to be, significant.

Division of Corporation Finance

United States Securities and Exchange Commission

May 18, 2015

3.	We note from your fourth quarter earnings call on February 10, 2015 that you intend to present three new distinct lines of revenue. Please tell us whether you intend to introduce any new operating metrics and if you intend to adjust current operating metrics in connection with your intended revenue breakout. If not, please tell us whether you intend to reconcile your operating metrics, which appear to aggregate mobile devices and tablets, with two of your new revenue categories, (1) desktop and tablet online revenues, and (2) mobile online revenues, which excludes tablets. In doing so, tell us how you intend to explain the relationship, trends and growth between user engagement and different revenues streams.

Response: The Company respectfully advises the Staff that the pages 19 and 20 of the 10-Q (which had not been filed at the time the Staff provided its comments) present the referenced metrics consistent with description in the Company’s earnings call on February 10, 2015.

4.	We note your response to comment 5. Please tell us and expand future disclosure in this section to quantify these types of transitional revenue challenges. We refer you to your fourth quarter earnings call, where management discussed certain mobile attribution failures, or, “leakage.” Please quantify this trend and discuss its effects on your business, as such quantification and discussion can promote understanding of the company through the eyes of management. Refer to Section III.B.3 of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the mobile attribution failures or leakage refer to cross device switching, which the Company addressed in the 10-K, the Prior Response Letter and the 10-Q. As referenced in the Prior Response Letter, the Company is not able to quantify the impact of cross device switching on net revenues, but does identify cross device switching as one challenge to improving mobile monetization. In an attempt to provide greater transparency and visibility into the Company’s mobile net revenues results and trends (and any associated monetization challenges), the Company has separately disclosed Mobile Online Transaction Net Revenues Per Visit in the 10-Q.

*    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

Division of Corporation Finance

United States Securities and Exchange Commission

May 18, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at: (512) 457-7126 if you have any questions.

Division of Corporation Finance

United States Securities and Exchange Commission

May 18, 2015

Sincerely,

/s/ DLA Piper LLP (US)

Samer M. Zabaneh, P.C.
Partner

cc:	Louis J. Agnese, III (RetailMeNot, Inc.)
Jonathan Kaplan (RetailMeNot, Inc.)
Thomas Aylor (RetailMeNot, Inc.)